Financial Statement Certification

***Aggregate Offering Amount of $107,000 or less**

I, Dano Veal, certify that the financial statements of Elastico Tequila Grille included in this Form C offering are true and complete in all material respects.

Elastico Tequila Grille was not in existence for the previous tax years and does not have income tax returns for any previous years.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

CEO

12/17/2018

*Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.